FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....✓.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No...✓...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Highlights

4th Quarter 2011

· At December 31, 2011, TELMEX supported 14.814 million lines, a decrease of 5.0% compared with the same period of the previous year. The lines included:

o Telmex Social: 1.496 million lines concentrated in rural communities and prepaid lines, with a reduction of 465,000 prepaid lines in the last 12 months .

o Also, 689,000 public telephony lines, which have decreased in the last 12 months by 63,000.

· Countries around the world are experiencing a continuing decrease in penetration of fixed lines. In a market of approximately 19.3 million fixed lines, TELMEX has a market share of 76.9% if public telephony, Telmex Social and prepaid lines that are mainly in rural areas are included. This market share is below the average of 85.7% for the 35 most representative countries ( Bank of America Merrill Lynch, Global Wireline Matrix 2011 ).

· Regarding our high speed Internet access service infinitum , we continue promoting and, thanks to our customer’s preference, we expanded from 67,000 accesses and a market share of 28.8% in December 2002 ( Bank of America Merrill Lynch, Global Wireline Matrix 2011 ) to 8.0 million broadband accesses and a market share of more than two thirds of Internet access services nationwide at the end of December 2011. In this period, broadband Internet accesses in Mexico increased an average of 57.5% in placing the country with the highest growth rates (OECD- Broadband portal) among the OECD country members. In this manner, infinitum is consolidated as the best connection due to its quality, service, price and high speed with by offering speed of 3 Mbps for 149 pesos (taxes included), placing infinitum with one of the most competitive prices in the world.

· infinitum’ s growth has been supported by the sa le of 3.2 m illion computers since 1999. This growth has been affected by some of the main broadband barriers, the lack of PC penetration in Mexican homes and low income per capita in a considerable part of the pop ul ation.

· In 2012, for the twelfth consecutive year, TELMEX will continue reducing the price of our services to suppo r t Mexican families and enterprises. With this commitment, TELMEX passes to our customers the benefits of high efficiency and productivity that the company has worked to achieve in recent years.

· Across TELMEX, we continue to evolve our telecommunications platform. We are making investments to keep us at the forefront of technological development with the most reliable, efficient and secure state-of-the-art technology network available in the market, in order to offer int e grated products and services, at attractive prices and with world-class quality.

· TELMEX drives education and digital culture in the country and has benefited more than 2.8 million students, teachers and parents in cooperation with institutions and the governments of all 32 Mexican states. Among important results to highlight are 3,500 Casas, Aulas , (TELMEX Computer Halls) and Bibliotecas Digitales TELMEX (TELMEX Digital Libraries) where training in information technologies is provided, Also, Inttelmex IT provides post-graduate studies in IT, with the purpose of training specialists to lead technological change in public institutions and private companies. INTTELMEX IT is recognized by the SEP (Mexico’s Education Ministry) and endorsed by MIT. Additionally, we launched the technological platform “ Académica ” Innovación Tecnológica para la Educación Superior (Technological Innovation for Higher Education), which has entered into more than 170 agreements with higher-education institutions and has several digitized historical academic resources.

· R evenues in the fourth quarter totaled 29.143 billion pesos, an increase of 4.2 % compared with the same period of 2010, mainly due to an increase of 26.0% in data revenues, which include revenues from information technology projects that offset the 6.9% decrease from voice services.

· From October to December, adjusted EBITDA (1) totaled 11.348 billion pesos, producing a margin of 38.9%. Operating income totaled 6.934 billion pesos, with a margin of 23.8%.

· Net incom e in the fourth quarter totaled 4.085 billion pesos, 21.3% higher than in the year-earlier period. In the quarter, earnings per share were 22.6 Mexican cents, 22.2% higher than the same period of the previous year, and earnings per ADR (2) were 33.0 US cents, an increase of 10.7% compared with the fourth quarter of 2010.

· At the end of December, total debt was the equivalent of 5.136 billion dollars, 895 million dollars less than December 31, 2010. Total net debt (3) was equivalent to 5.008 billion dollars.

· Capital expenditures (Capex) were the equivalent of 588 million dollars i n the fourth quarter. Of this investment, 76.1% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

(1) Adjusted EBITDA defined as operating income plus depreciation and amortization andother expenses, net. Go to www.telmex.com inthe Investor Relations section where you canfind the reconciliation of adjusted EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Events

Tender Offer for TELMEX’s Shares

On December 19, 2011, TELMEX’s Extraordinary Shareholders Meeting approved to delist and/or cancel its American Depositary Shares (“ADSs”) from the New York Stock Exchange (NYSE), from the NASDAQ Capital Market (NASDAQ), from the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (Latibex) and from other foreign markets, as well as to terminate its American Depositary Receipt “ADR” program.

Recently, TELMEX filed Form 25 in the NYSE and NASDAQ which will soon end trading of TELMEX’s shares in those markets. On January 31, 2012 TELMEX ended trading its shares in the Mercado de Valores Latinoamericanos en Euros in Madrid, Spain (Latibex).

It is important to highlight that TELMEX shares will continue to be traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange).TELMEX and América Móvil have not yet determined whether or when they will seek to delist the shares from the Mexican Stock Exchange.

Operating Results

Lines and local traffic

At December 31, 2011, TELMEX supported 14.814 million lines, a decrease of 5.0% compared with the same period of the previous year. The lines included:

– Telmex Social: 1.496 million lines concentrated in rural communities and prepaid lines, with a reduction of 465,000 prepaid lines in the last 12 months .

– Also, 689,000 public telephony lines, which have decreased in the last 12 months by 63,000.

During the fourth quarter, local calls decreased 8.9% comp ared with the same period of 2010, totaling 4.258 billion. The decline reflected the lower nu mb er of billed lines due to the growth in cellular telephony services and competition from other operators, as well as customers’ changing consumption profiles.

Long distance

In the fourth quarter, domestic long distance (DLD) traffic decreased 2.1% compared with the same quarter of 2010, totaling 4.350 billion minutes, mainly due to, among other factors, the decrease in termination traffic with other cellular telephony operators and less traffic because of the decrease of billed lines.

In the quarter, outgoing international long distance (ILD) traffic increased 3.3% compared with the fourth quarter of 2010, totaling 381 million minutes. Among other factors contributing to this increase was higher termination traffic from cellular operators. Incoming international long distance traffic rose 29.3% compared with the fourth quarter of 2010, totaling 2.604 billion minutes. The incoming-outgoing ratio was 6.8 times .

Interconnection

In the fourth quarter, interconnection traffic totaled 10.816 billion minutes, 2.5% higher than the same quarter of 2010, due to the 9.8% increase in interconnection traffic with long distance and cellular operators, partially offset by the 3.7% decrease in traffic related to calling party pays services.

Internet access

Regarding our high speed Internet access service infinitum, we continue promoting and, thanks to our customer’s preference, we expanded from 67,000 accesses and a market share of 28.8% in December 2002 (Bank of America Merrill Lynch, Global Wireline Matrix 2011) to 8.0 million broadband accesses and a market share of more than two thirds of Internet access services nationwide at the end of December 2011. In this period, broadband Internet accesses in Mexico increased an average of 57.5% in placing the country with the highest growth rates (OECD- Broadband portal) among the OECD country members. In this manner, infinitum is consolidated as the best connection due to its quality, service, price and high speed with by offering speed of 3 Mbps for 149 pesos (taxes included), placing infinitum with one of the most competitive prices in the world.

infinitum’ s growth has been supported by the sa le of 3.2 m illion computers since 1999. This growth has been affected by some of the main broadband barriers, the lack of PC penetration in Mexican homes and low income per capita in a considerable part of the pop ul ation.

Financial Results

The following financial information for 2011 and 2010 is presented in nominal pesos, according to International Financial Reporting Standards (IFRS).

Revenues: In the fourth quarter, revenues totaled 29.143 billion pesos, an increase of 4.2% compared with the same period of the previous year. Revenues related to data services, information technologies and other revenues from Tiendas TELMEX (TELMEX Stores) increased 26.0% and 16.8%, respectively. Revenues related to voice services decreased 6.9% compared with the previous year’s fourth quarter.

  Local: Local service revenues totaled 9.412 billion pesos in the quarter, a decrease of 6.0% compared with the fourth quarter of 2010, due to decreases of 6.4% in revenue per local billed call and 8.9% in local traffic volume and to the decline in billed lines.

  DLD: DLD revenues totaled 2.800 billion pesos, 6.3% lower than the fourth quarter of 2010, due to, among other factors, the 2.1% decrease in termination traffic with cellular operators and the 4.2% decrease in average revenue per minute.

  ILD: ILD revenues totaled 1.573 billion pesos in the fourth quarter, an increase of 15.7% compared with the same quarter of the previous year. Outgoing international long distance minutes totaled 745 million pesos, 2.0% higher than the fourth quarter of 2010. Contributing factors included the 1.3% decrease in average revenue per minute and the 3.3% increase in outgoing traffic. Incoming international long distance traffic revenues totaled 829 million pesos, a 31.9% increase compared with the fourth quarter of 2010, mainly due to the increase of 29.3% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 18.5% to 2.951 billion pesos compared with the fourth quarter of 2010, due to the 3.7% decline in calling party pays traffic services and the decrease of 12.6% in average revenue of these services.

  Data: Revenues from data services in the fourth quarter were 10.288 billion pesos, 26.0% higher compared with the same quarter of 2010. This growth was supported by revenues related with a security project and information technologies, ongoing marketing of value-added services for the corporate market and to the increase of 8.1% in Internet access infinitum services.

Costs and expenses: In the fourth quarter of 2011, total costs and expenses were 22.209 billion pesos, 4.8% higher than the same period of the previous year, mainly due to expenses related to the security projects and information technologies. Those costs were offset bythe reduction in the amount paid to cellular telephony companies.

  Co st of sales and services: In the fourth quarter, cost of sales and services increased 27.5% compared with the same period of 2010, totaling 10.879 billion pesos, due to higher costs related to projects for corporate customers, in particular the security project and information technologies, and to higher maintenance and operating expenses for our telecommunications services .

  Commercial, administrative and general: In the period from October to December 2011, commercial, administrative and general expenses totaled 5.571 billion pesos, 4.0% lower than the same period a year ago, because of lower charges for uncollectables .

  Interconnection: Interconnection costs were 1.345 billion pesos, a decrease of 48.1% compared with the fourth quarter of 2010 due to the 47.5% reduction in the average amount paid to cellular telephony operators for calling party pays services, mostly with related parties, and the decrease of 3.7% in calling party pays traffic.

  Depreciation and amo rtization: In the quarter, depreciation and amortization decreased 4.0% compared with the fourth quarter of 2010, to 4.226 billion pesos, as a result of lower amounts of investments in recent years.

Adjusted EBITDA (1) and o perating income : Adjusted EBITDA (1) totaled 11.348 billion pesos in the fourth quarter of 2011, an increase of 2.9% compared with the same period of the prior year. The adjusted EBITDA margin was 38.9%. Operating income totaled 6.934 billion pesos in the fourth quarter and the operating margin was 23.8%.

Financing cost: In the fourth quarter, financing co st produced a charge of 1.066 billion pesos. This was a result of: i) a net interest charge of 928 million pesos, 11.5% higher than the same quarter of last year, related to recognition of the market value of interest rate swaps, partially offset by debt reduction, and ii) a net exchange loss of 138 million pesos because of the fourth-quarter exchange rate depre ciation of 0.557 pesos per dollar and the 2.101 billion dollars in dollar-peso hedges in effect at December 31, 2011.

Net income: In the fourth quarter, net income attributable to controlling interest was 4.085 billion pesos, 21.3% higher than the same period of the previous year. Earnings per share were 22.6 Mexican cents, 22.2% higher than the fourth quarter of 2010, and earnings per ADR (2) were 33.0 US cents, an increase of 10.7% compared with the same period of the previous year.

Investments: In the fourth quarter of 2011 , capital expenditures (Capex) were the equivalent of 588 million dollars, of which 76.1% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

Debt: Total debt at December 31, 2011, was the equivalent of 5.136 billion dollars, 895 million dollars less than in 2010. Of this total, 82.3% is long-term, 52.2% has fixed rates taking interest rate swaps into consideration, and 50.1% is in foreign currency, equivalent to 2.573 billion dollars. To minimize risks from variations in the exchange rate, at December 31, 2011, we had dollar-peso hedges for 2.101 billion dollars.

Total net debt (3) was equivalent to 5.008 billion dollars at year-end 2011, a decrease of 417 million dollars compared with year-end 2010.

Relevant Figures
( In millions of Mexican pesos, unless otherwise indicated)

					%					%
		4Q2011		4Q2010	Inc.		12 months 11		12 months 10	Inc.
Revenues	P.	29.143	P.	27.958	4,2	P.	112.066	P.	113.562	(1,3)
Adjusted EBITDA (1)		11.348		11.030	2,9		45.023		46.125	(2,4)
Adjusted EBITDA margin (%)		38,9		39,5	(0,6)		40,2		40,6	(0,4)
Operating income		6.934		6.769	2,4		26.582		28.059	(5,3)
Operating margin (%)		23,8		24,2	(0,4)		23,7		24,7	(1,0)
Net income attributable to controlling interest		4.085		3.367	21,3		14.582		15.189	(4,0)
Earnings per share (pesos)		0,226		0,185	22,2		0,808		0,835	(3,2)
Earnings per ADR (dollars) (2)		0,330		0,298	10,7		1,296		1,317	(1,6)
Weighted average of outstanding shares (millions)		18.058		18.189	(0,7)		18.058		18.189	(0,7)
Equivalent ADR (millions) (2)		903		909	(0,7)		903		909	(0,7)

(1) EBITDA defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the conciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.
(3) Net debt is defined as total debt less cash and cash equivalents.

Statements of Income
[ In millions of Mexican pesos ]
					%					%
		4Q2011		4Q2010	Inc.		12 months 11		12 months 10	Inc.
Revenues
Local	P.	9.412	P.	10.012	(6,0)	P.	38.532	P.	41.007	(6,0)
Domestic long distance		2.800		2.988	(6,3)		11.845		12.265	(3,4)
International long distance		1.573		1.359	15,7		5.990		5.646	6,1
Interconnection		2.951		3.622	(18,5)		12.160		15.023	(19,1)
Data		10.288		8.163	26,0		36.472		32.878	10,9
Other		2.119		1.814	16,8		7.067		6.743	4,8
Total		29.143		27.958	4,2		112.066		113.562	(1,3)

Costs and Expenses
Cost of sales and services		10.879		8.532	27,5		38.113		34.579	10,2
Commercial, administrative and general		5.571		5.805	(4,0)		22.381		22.297	0,4
Interconnection		1.345		2.591	(48,1)		6.549		10.561	(38,0)
Depreciation and amortization		4.226		4.403	(4,0)		16.936		17.500	(3,2)
Other expenses (income), net		188		(142)	NA		1.505		566	165,9
Total		22.209		21.189	4,8		85.484		85.503	(0,0)

Operating income		6.934		6.769	2,4		26.582		28.059	(5,3)

Financing cost
Interest, net		928		832	11,5		4.556		5.148	(11,5)
Exchange loss (gain), net		138		14	*		205		(394)	NA

Total		1.066		846	26,0		4.761		4.754	0,1

Equity interest in net income of affiliates		43		47	(8,5)		115		196	(41,3)

Income before income tax		5.911		5.970	(1,0)		21.936		23.501	(6,7)

Income tax		1.822		2.596	(29,8)		7.333		8.325	(11,9)

Net income		4.089		3.374	21,2		14.603		15.176	(3,8)

Noncontrolling interest		(4)		(7)	(42,9)		(21)		13	NA

Net income attributable to controlling interest	P.	4.085	P.	3.367	21,3	P.	14.582	P.	15.189	(4,0)

Adjusted EBITDA (1)	P.	11.348	P.	11.030	2,9	P.	45.023	P.	46.125	(2,4)

Adjusted EBITDA margin (%)		38,9		39,5	(0,6)		40,2		40,6	(0,4)
Operating margin (%)		23,8		24,2	(0,4)		23,7		24,7	(1,0)

Exchange rate at December 31, 2011: 13.9787 pesos per dollar.
NA not applicable.
(*) higher than 500%

Statements of Financial Position
[ In millions of Mexican pesos ]

		December 31,		December 31,
		2011		2010
Assets
Cash and cash equivalents	P.	1.795	P.	7.493
Other current assets		34.436		28.737
Plant, property and equipment, net		98.449		99.421
Other assets		3.753		3.800
Net projected asset		22.328		16.290
Total assets	P.	160.761	P.	155.741

Liabilities and stockholders’ equity
Current portion of long-term debt	P.	12.676	P.	11.952
Other short-term liabilities		23.110		20.192
Long-term debt		59.117		62.569
Labor obligations		15.616		14.641
Deferred revenues		1.129		612

Total liabilities		111.648		109.966
Stockholders' equity
Controlling interest		48.779		45.466
Noncontrolling interest		334		309
Total stockholders’ equity		49.113		45.775
Total liabilities and stockholders’ equity	P.	160.761	P.	155.741

Exchange rate at December 31, 2011: 13.9787 pesos per dollar.

Operating Results

						% Inc. vs.
	4Q 2011	3Q 2011	2Q 2011	1Q 2011	4Q 2010	4Q 2010

Internet (thousands)	8.017	7.892	7.755	7.652	7.449	7,6
Prodigy (Dial-up)	65	69	75	84	90	(27,8)
Infinitum (ADSL)	7.952	7.823	7.680	7.568	7.359	8,1

Billed lines (thousand units)	14.814	15.127	15.254	15.562	15.591	(5,0)

Local traffic (million units)
Local calls	4.258	4.504	4.436	4.533	4.675	(8,9)
Interconnection minutes (A) (B)	10.816	10.952	10.951	10.433	10.554	2,5

Long distance traffic (million minutes)
Domestic long distance (A)	4.350	4.366	4.357	4.334	4.445	(2,1)
International long distance
(incoming and outgoing) (B)	2.985	3.044	2.665	2.492	2.384	25,2

(A) Includes domestic long distance calling party pays traffic.
(B) Includes international long distance calling party pays traffic.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the fourth quarter of 2011 and 2010.

Mexico Local Service Business
Statements of Income
[ In millions of Mexican pesos ]
					%					%
		4Q2011		4Q2010	Inc.		12 months 11		12 months 10	Inc.
Revenues
Access, rent and measured service	P.	9.348	P.	9.970	(6,2)	P.	38.257	P.	40.727	(6,1)
LADA interconnection		1.345		1.180	14,0		4.807		4.749	1,2
Interconnection with operators		146		339	(56,9)		883		1.491	(40,8)
Interconnection with cellular operators		2.070		2.464	(16,0)		8.400		10.059	(16,5)
Other		4.434		3.357	32,1		15.974		14.801	7,9
Total		17.343		17.310	0,2		68.321		71.827	(4,9)

Costs and expenses
Cost of sales and services		6.350		6.211	2,2		25.420		24.184	5,1
Commercial, administrative and general		3.716		4.163	(10,7)		16.450		17.374	(5,3)
Interconnection		601		1.602	(62,5)		3.420		6.483	(47,2)
Depreciation and amortization		2.210		2.311	(4,4)		9.120		9.335	(2,3)
Other expenses, net		164		160	2,5		1.086		663	63,8
Total		13.041		14.447	(9,7)		55.496		58.039	(4,4)

Operating income	P.	4.302	P.	2.863	50,3	P.	12.825	P.	13.788	(7,0)

Adjusted EBITDA (1)	P.	6.676	P.	5.334	25,2	P.	23.031	P.	23.786	(3,2)

Adjusted EBITDA margin (%)		38,5		30,8	7,7		33,7		33,1	0,6
Operating margin (%)		24,8		16,5	8,3		18,8		19,2	(0,4)

Mexico Long Distance Service Business
Statements of Income
[ In millions of Mexican pesos ]
					%					%
		4Q2011		4Q2010	Inc.		12 months 11		12 months 10	Inc.
Revenues
Domestic long distance	P.	3.200	P.	3.636	(12,0)	P.	13.715	P.	14.650	(6,4)
International long distance		1.566		1.269	23,4		5.896		5.406	9,1
Total		4.766		4.905	(2,8)		19.611		20.056	(2,2)

Costs and expenses
Cost of sales and services		1.346		1.165	15,5		4.883		4.535	7,7
Commercial, administrative and general		1.213		1.232	(1,5)		4.983		4.998	(0,3)
Interconnection to the local network		1.649		1.767	(6,7)		6.559		7.203	(8,9)
Depreciation and amortization		399		421	(5,2)		1.604		1.698	(5,5)
Other expenses, net		22		23	(4,3)		149		94	58,5
Total		4.629		4.608	0,5		18.178		18.528	(1,9)

Operating income	P.	137	P.	297	(53,9)	P.	1.433	P.	1.528	(6,2)

Adjusted EBITDA (1)	P.	558	P.	741	(24,7)	P.	3.186	P.	3.320	(4,0)

Adjusted EBITDA margin (%)		11,7		15,1	(3,4)		16,2		16,6	(0,4)
Operating margin (%)		2,9		6,1	(3,2)		7,3		7,6	(0,3)

(*) Higher than 300%

Statement of Cash Flows
[ In millions of Mexican pesos )
		Twelve months
		ended
		December 31, 2011

Operating activities

Income before income tax:	P.	21.936

Depreciation and amortization		16.936
Accrued interest expense		4.942
Other items not requiring the use of cash		7.263
Total		51.077

Cash flows used in operating activities		(23.914)
Net cash flows provided by operating activities		27.163

Investing activities
Acquisition of plant, property and equipment		(14.212)
Other investments		(12)
Net cash flows used in investing activities		(14.224)

Cash surplus to be applied to financing activities		12.939

Financing activities
New loans		18.635
Repayment of loans		(26.138)
Premium in acquisition of senior bonds		(339)
Acquisition of own shares		(1.359)
Dividends paid		(9.509)
Interest paid		(3.086)
Derivative financial instruments		3.159
Net cash flows used in financing activities		(18.637)

Net decrease in cash and cash equivalents		(5.698)
Cash and cash equivalents at beginning of period		7.493
Cash and cash equivalents at end of period	P.	1.795

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2012.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________________ Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Highlights Fourth Quarter 2011 .